

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 11, 2011

Pedro Samhan E.
Chief Financial Officer
Banco De Chile
Paseo Ahumada 251
Santiago, Chile
By U.S. Mail and facsimile to 011-56-2-653-5156

     Re: **Banco De Chile**
              Form 20-F for the fiscal year ended December 31, 2009
              File No. 001-15266

Dear Mr. Samhan:

     We have completed our review of your filings and do not have any further comments at this time.

              Sincerely,

              John P. Nolan
              Senior Assistant Chief Accountant